Exhibit 99.2

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Years ended February 28, 2013 and February 29, 2012

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INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2013 and February 29, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS as issued by the IASB.

May 21, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements

Years ended February 28, 2013 and February 29, 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Financial Position

February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012

Assets

Current assets:
Cash	$14,902,459	$3,765,265
Short-term investments (note 21)	13,720,719	12,711,310
Trade and other receivables (note 4)	9,590,945	8,620,838
Tax credits receivable (note 5)	442,221	1,215,524
Prepaid expenses	139,656	430,368
Inventories (note 6)	11,709,613	6,832,910
	50,505,613	33,576,215

Government grants receivable (note 7)	–	50,000
Property, plant and equipment (note 8)	15,476,660	7,552,126
Intangible assets (note 9)	1,510,528	1,357,740
Investment tax credits receivable (note 5)	–	1,200,000
Deferred tax asset (note 20)	–	1,000,000

Total assets	$67,492,801	$44,736,081

Liabilities and Equity

Current liabilities:
Loans and borrowings (note 10)	$5,060	$2,908,898
Trade and other payables (note 11)	8,034,069	4,971,018
Advance payments (note 14)	849,659	813,203
Private placement warrants (note 12 (e))	–	573,688
	8,888,788	9,266,807

Loans and borrowings (note 10)	1,865,981	2,845,272
Total liabilities	10,754,769	12,112,079

Equity:
Share capital (note 12)	83,561,499	45,841,986
Warrants (note 12 (e))	–	743,195
Contributed surplus	18,143,149	13,156,913
Deficit	(45,457,773)	(31,973,311)
Total equity attributable to equity owners of the Corporation	56,246,875	27,768,783

Non-controlling interest (note 13)	(3,396,506)	3,178,566
Subsidiary options (note 12 (f))	3,887,663	1,676,653
Total equity attributable to non-controlling interest	491,157	4,855,219

Total equity	56,738,032	32,624,002

Commitments and contingencies (note 23)
Subsequent events (note 28)

Total liabilities and equity	$67,492,801	$44,736,081

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis Dr. Ronald Denis Chairman of the Board	/s/ Michel Chartrand Michel Chartrand Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012

Revenue from sales	$25,863,612	$19,123,798
Cost of sales	(15,633,097)	(9,063,916)
Gross profit	10,230,515	10,059,882

Other income - revenue from research contracts and royalties	82,291	13,565
Other income - insurance recoveries (note 15)	6,000,000	–
Selling expenses	(2,463,886)	(2,090,387)
General and administrative expenses	(15,686,828)	(9,804,379)
Research and development expenses, net of tax credits of $498,197 (2012 - $1,932,445)	(7,633,045)	(3,908,699)
Plant explosion (note 15)	(10,091,223)	–
Results from operating activities	(19,562,176)	(5,730,018)

Finance income (note 17)	149,150	238,531
Finance costs (note 17)	(400,211)	(379,606)
Foreign exchange gain	850,771	278,410
Net finance income	599,710	137,335

Loss before income taxes	(18,962,466)	(5,592,683)

Income taxes - deferred tax (note 20)	(1,000,000)	1,000,000

Net loss and comprehensive loss	$(19,962,466)	$(4,592,683)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(16,770,358)	$(1,928,079)
Non-controlling interest	(3,192,108)	(2,664,604)

Net loss and comprehensive loss	$(19,962,466)	$(4,592,683)

Basic loss per share (note 19)	$(0.31)	$(0.04)
Diluted loss per share (note 19)	(0.31)	(0.04)

Basic weighted average number of common shares	54,071,185	48,205,451
Diluted weighted average number of common shares	54,071,185	48,205,451

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity

Years ended February 28, 2013 and February 29, 2012

	Attributable to equity owners of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

Net loss and total comprehensive loss	–	–	–	–	(16,770,358)	(16,770,358)	–	(3,192,108)	(3,192,108)	(19,962,466)
	49,688,843	45,841,986	743,195	13,156,913	(48,743,669)	10,998,425	1,676,653	(13,542)	1,663,111	12,661,536

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Public offering	8,307,762	30,004,850	–	–	–	30,004,850	–	–	–	30,004,850
Warrants exercised	1,424,043	5,397,749	(743,195)	–	–	4,654,554	–	–	–	4,654,554
Share-based payment transactions	–	–	–	5,500,500	–	5,500,500	2,211,010	–	2,211,010	7,711,510
Share options exercised	659,082	2,316,914	–	(764,419)	–	1,552,495	–	–	–	1,552,495
Distribution of subsidiary shares and options by way of dividend-in-kind	–	–	–	204,238	3,285,896	3,490,134	–	(3,509,465)	(3,509,465)	(19,331)

Total contributions by and distribution to owners	10,390,887	37,719,513	(743,195)	4,940,319	3,285,896	45,202,533	2,211,010	(3,509,465)	(1,298,455)	43,904,078

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of subsidiary warrants and options by third parties	–	–	–	114,602	–	114,602	–	133,504	133,504	248,106
Net acquisition of subsidiary shares	–	–	–	(68,685)	–	(68,685)	–	(7,003)	(7,003)	(75,688)

Total changes in ownership interests in subsidiaries	–	–	–	45,917	–	45,917	–	126,501	126,501	172,418

Total transactions with owners	10,390,887	37,719,513	(743,195)	4,986,236	3,285,896	45,248,450	2,211,010	(3,382,964)	(1,171,954)	44,076,496

Balance at February 28, 2013	60,079,730	$83,561,499	$–	$18,143,149	$(45,457,773)	$56,246,875	$3,887,663	$(3,396,506)	$491,157	$56,738,032

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity, Continued

Years ended February 28, 2013 and February 29, 2012

	Attributable to equity owners of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 28, 2011	42,490,874	$31,148,232	$104,987	$9,471,507	$(28,586,171)	$12,138,555	$207,128	$920,681	$1,127,809	$13,266,364

Net loss and total comprehensive loss	–	–	–	–	(1,928,079)	(1,928,079)	–	(2,664,604)	(2,664,604)	(4,592,683)
	42,490,874	31,148,232	104,987	9,471,507	(30,514,250)	10,210,476	207,128	(1,743,923)	(1,536,795)	8,673,681

Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,045,576	743,195	–	–	10,788,771	–	–	–	10,788,771
Share-based payment transactions	–	–	–	1,979,901	–	1,979,901	1,469,525	–	1,469,525	3,449,426
Share options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised and expired	295,587	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–

Total contributions by and distribution to owners	7,197,969	14,693,754	638,208	(591,963)	–	14,739,999	2,961,571	–	2,961,571	17,701,570

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary options by third parties	–	–	–	3,740,921	–	3,740,921	(1,910,725)	3,585,134	1,674,409	5,415,330
Issuance of shares through private placement	–	–	–	113,197	–	113,197	–	876,528	876,528	989,725
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)
Total changes in ownership interests in subsidiaries	–	–	–	4,277,369	(1,459,061)	2,818,308	(1,492,046)	4,922,489	3,430,443	6,248,751

Total transactions with owners	7,197,969	14,693,754	638,208	3,685,406	(1,459,061)	17,558,307	1,469,525	4,922,489	6,392,014	23,950,321

Balance at February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012

Cash flows used in operating activities:
Net loss for the period	$(19,962,466)	$(4,592,683)
Adjustments:
Depreciation of property, plant and equipment	573,812	729,432
Amortization of intangible assets	39,385	34,549
Impairment loss related to property, plant and equipment destroyed	6,395,595	–
Impairment loss related to inventories destroyed	2,257,565	–
Impairment loss related to intangible assets	156,333	–
Loss from sale of property, plant and equipment	31,728	3,115
Stock-based compensation	7,711,510	3,449,426
Net finance income	(599,710)	(137,335)
Foreign exchange gain	850,771	278,410
Foreign exchange (gain) loss on cash	(489,554)	70,027
Unrealized foreign exchange loss (gain) on advance payments	11,261	(10,436)
Deferred income tax	1,000,000	(1,000,000)
Investment tax credits receivable	1,200,000	(1,200,000)
	(823,770)	(2,375,495)

Changes in non-cash operating working capital items:
Trade and other receivables	1,473,706	(2,893,647)
Tax credits receivable	773,303	(570,771)
Prepaid expenses	290,712	538,162
Inventories	(7,134,268)	(2,287,993)
Trade and other payables	3,633,141	343,378
Advance payments	25,195	–
	(938,211)	(4,870,871)

	(1,761,981)	(7,246,366)
Cash flows used in investing activities:
Interest received	32,951	13,909
Acquisition of property, plant and equipment	(19,035,820)	(907,350)
Acquisition of intangible assets	(376,128)	(118,295)
Maturity of short-term investments	6,106,790	8,500,000
Acquisition of short-term investments	(7,000,000)	(17,588,500)
	(20,272,207)	(10,100,236)

Cash flows from financing activities:
Increase in loans and borrowings	3,037,393	1,290,000
Repayment of loans and borrowings	(5,773,716)	(958,369)
Proceeds from exercise of subsidiary options	248,106	5,415,330
Proceeds from subsidiary private placement	–	989,725
Buyback of subsidiary rights	–	(156,304)
Proceeds from exercise of warrants	3,840,931	647,328
Net acquisition of subsidiary shares	(75,688)	–
Net proceeds from public offering	30,004,850	–
Net proceeds from private placement	–	11,477,130
Non-resident taxes paid on dividend	(19,331)	–
Proceeds from exercise of options	1,552,495	2,816,045
Interest paid	(133,212)	(299,458)
	32,681,828	21,221,427

Foreign exchange gain (loss) on cash held in foreign currencies	489,554	(70,027)
Net increase in cash	11,137,194	3,804,798

Cash (bank indebtedness), beginning of year	3,765,265	(39,533)

Cash, end of year	$14,902,459	$3,765,265

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$924,947	$1,467,415
Intangible assets included in accounts payable and accrued liabilities	17,483	45,105
Ascribed value to share capital on exercise of private placement warrants	813,623	–
Grant applied against property, plant and equipment	3,567,683	–

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2013 and February 29, 2012

1.    Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.    Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 21, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Equity warrants and stock options which are measured at fair value at date of grant pursuant to IFRS 2;

•	Liabilities for warrants which are measured at fair value; and

•	Debenture conversion options and derivative financial liabilities which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

2.    Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the criteria for recognition of tax assets continued to be met, whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies (see Note 15);

•
Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (see Note 23).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits (Notes 5 and 20);

•	Reasonable assurance of grant recognition and compliance with conditions of grant agreements (Note 7);

•	Measurement of derivative financial liabilities and stock-based compensation (Note 18); and

•	Collectability of trade receivable (Note 21 (a)).

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.    Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Corporation.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Subsidiary options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options issued by the Corporation over the subsidiary’s stock.  Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(a)	Basis of consolidation (continued):

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances.  Any difference between the amount by which non-controlling interest is adjusted and the value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation.  The value of consideration paid includes the cost of any subsidiary option exercised as part of the operation.

Subsidiary options that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period.  This allocation is made before giving effect to subsidiary profit and loss and the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation’s shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

(b)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets:  cash, short-term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(b)	Financial instruments (continued):

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv)	Compound financial instrument:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity.  Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values.  Equity instruments are not subsequently remeasured.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010, the date of transition to IFRS.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	15 to 40 years
Laboratory and plant equipment	Straight-line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight-line	2 to 4 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(d)	Property, plant and equipment (continued):

(iii)	Depreciation (continued):

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010, the date of transition to IFRS. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Period

Patents	20 years
Capitalized development costs	5 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset.  The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any.  A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits and government grants receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(g)	Impairment (continued):

(ii)	Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(i)	Revenue (continued):

(ii)	Research services (continued):

(b)	Milestone payments:

Milestone payments based on research or product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated statements of financial position.

(j)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(m)	Employee benefits (continued):

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(o)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2013, and have not been applied in preparing these consolidated financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(r)	New standards and interpretations not yet adopted (continued):

(i)	Financial instruments (continued):

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading. IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income ("OCI''). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)	Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities.  The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013.  The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

(iii)	Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity.  The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Corporation intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013.  The Corporation does not expect the amendments to have a material impact on the financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

3.    Significant accounting policies (continued):

(r)	New standards and interpretations not yet adopted (continued):

(iv)	Fair value:

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for years before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRS. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v)	Amendments to IAS 19 - Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits.  Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

4.    Trade and other receivables:

	February 28, 2013	February 29, 2012

Trade receivables	$5,539,732	$7,045,446
Sales taxes receivable	315,517	537,073
Current portion of government grant receivable (note 7)	2,744,500	503,389
Accrued and other receivables	991,196	534,930
	$9,590,945	$8,620,838

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 21.

5.    Investment tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

$

2022	119,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	588,000
2033	446,000
2,623,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

5.    Investment tax credits receivable (continued):

Unused investment tax credits by segment:

Nutraceutical	$1,655,000
Cardiovascular and neurological	968,000
$2,623,000

As a result of the plant explosion, the Corporation reassessed the recoverability of the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the long-term investment tax credit recoverable in the amount of $1,200,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

6.    Inventories:

	February 28, 2013	February 29, 2012

Raw materials	$7,492,442	$1,526,775
Work in progress	183,495	1,337,105
Finished goods	3,860,065	3,539,688
Spare parts	173,611	429,342
	$11,709,613	$6,832,910

For the year ended February 28, 2013, the cost of sales of $15,633,097 (2012 - $9,063,916) was comprised of inventory costs of $15,373,016 (2012 - $8,869,511) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $16,318 (2012 - $2,514) and other costs of $243,763 (2012 - $191,891).

7.    Government grants receivable:

In 2010, the Corporation entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion.  The amount is to be received in annual equal installments of $50,000.  The Corporation received the first portion of $50,000 in the year ended February 29, 2012.

In 2012, the Corporation entered into an agreement to receive a financial contribution under a government grant program for the Sherbrooke plant expansion (note 23 (b) (ii)). The total financial contribution to be received over the construction period to 2014 is $3,000,000, of which $2,636,501 (2012 - $347,146) was receivable at February 28, 2013. The financial contribution is subject to certain conditions, such as maintaining employment levels in the Sherbrooke facility after construction is complete, which the Corporation expects to meet.

	February 28, 2013	February 29, 2012

Government grants receivable	2,744,500	$553,389
Less current portion (note 4)	(2,744,500)	(503,389)
	$–	$50,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

8.    Property, plant and equipment:

	Land	Building and building components	Laboratory and plant equipment	Furniture and office equipment	Computer equipment and software	Total

Cost:
Balance at February 28, 2011	$40,540	$4,587,769	$6,549,103	$331,512	$207,822	$11,716,746
Additions	–	1,260,127	765,815	43,386	132,431	2,201,759
Disposals	–	–	–	(16,944)	–	(16,944)
Balance at February 29, 2012	40,540	5,847,896	7,314,918	357,954	340,253	13,901,561

Additions	188,090	10,601,884	3,890,889	190,191	54,615	14,925,669
Disposals	–	–	–	(94,383)	(22,459)	(116,842)
Impairment loss	–	(5,737,243)	(6,787,167)	(121,631)	(197,586)	(12,843,627)
Balance at February 28, 2013	$228,630	$10,712,537	$4,418,640	$332,131	$174,823	$15,866,761

Accumulated depreciation:
Balance at February 28, 2011	–	790,363	4,456,805	221,828	161,971	5,630,967
Depreciation for the year	–	217,331	439,956	28,290	43,855	729,432
Disposals	–	–	–	(10,964)	–	(10,964)
Balance at February 29, 2012	–	1,007,694	4,896,761	239,154	205,826	6,349,435

Depreciation for the year	–	212,598	300,669	25,998	34,547	573,812
Disposals	–	–	–	(66,931)	(18,183)	(85,114)
Impairment loss	–	(1,150,138)	(5,135,723)	(71,171)	(91,000)	(6,448,032)
Balance at February 28, 2013	$–	$70,154	$61,707	$127,050	$131,190	$390,101

Net carrying amounts:
February 29, 2012	$40,540	$4,840,202	$2,418,157	$118,800	$134,427	$7,552,126
February 28, 2013	228,630	10,642,383	4,356,933	205,081	43,633	15,476,660

The Corporation acquired property and equipment in the amount of $12,467,559 which are not yet in service as at February 28, 2013. Additions in 2013 include interest capitalized of $207,299 and are net of government grants of $3,567,683.

See Note 15, Plant explosion, for the details about the impairment loss.

Leased assets

The Corporation leases laboratory, office and computer equipment under a number of finance lease agreements.  At February 28, 2013, the net carrying amount of these assets was $19,626 (2012 - $37,529).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

8.    Property, plant and equipment (continued):

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	February 28, 2013	February 29, 2012

Cost of sales	$114,094	$154,323
Research and development expenses	2,608	22,651
General and administrative expenses	457,110	552,458
	$573,812	$729,432

9.    Intangible assets:

	Patents	Development costs	Licenses	Trademarks	Total

Cost:
Balance at February 29, 2011	$705,108	$374,796	$182,334	$112,195	$1,374,433
Additions	101,746	14,651	–	7,025	123,422
Balance at February 29, 2012	806,854	389,447	182,334	119,220	1,497,855

Additions	339,195	–	–	9,311	348,506
Impairment loss	(169,957)	(50,477)	–	–	(220,434)
Balance at February 28, 2013	$976,092	$338,970	$182,334	$128,531	$1,625,927

Accumulated amortization:
Balance at February 28, 2011	105,566	–	–	–	105,566
Amortization for the year	34,549	–	–	–	34,549
Balance at February 29, 2012	140,115	–	–	–	140,115

Amortization for the year	39,385	–	–	–	39,385
Impairment loss	(64,101)	–	–	–	(64,101)
Balance at February 28, 2013	$115,399	$–	$–	$–	$115,399

Net carrying amounts:
February 29, 2012	$666,739	$389,447	$182,334	$119,220	$1,357,740
February 28, 2013	860,693	338,970	182,334	128,531	1,510,528

During the year ended February 28, 2013, the Corporation recognized an impairment loss of $156,333 for specific intangible assets that were not expected to be recoverable from use or sale.

Amortization expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in “general and administrative expenses” in the consolidated statements of earnings and comprehensive loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

10.  Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	February 28, 2013	February 29, 2012

Non-current loans and borrowings:
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses. The amount was reimbursed during 2013.
	$–	$1,847,936

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016. The amount was reimbursed during 2013.	–	1,952,898

Refundable contribution obtained from a federal program, without collateral or interest, payable in monthly instalments of $50,623, from March 2016 to February 2021. The cash contribution received of $3,037,393 has been initially recorded at its estimated fair value of $1,742,326, using a discount rate of 9%.	1,863,523	–

Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	–	19,403

Finance lease liability, interest rate of 8%, payable in monthly instalments of $457 ($2,589 as at February 29, 2012), maturing in April 2014	7,518	13,933
	1,871,041	3,834,170
Less current portion	5,060	988,898
Non-current loans and borrowings	$1,865,981	$2,845,272

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

10.  Loans and borrowings (continued):

	February 28, 2013	February 29, 2012

Current loans and borrowings:
Current portion of mortgage loans	$–	$962,925

Current portion of contributions from a federal program	–	19,403

Current portion of finance lease liabilities	5,060	6,570
	5,060	988,898

Authorized operating line of credit of $1,570,000 (2012 - $2,000,000), bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 29, 2012 - 2.50% and 5.50%). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement).  The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the rate of 1.75%.  The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.
	–	1,920,000
Current loans and borrowings	$5,060	$2,908,898

The Corporation’s exposure to currency and liquidity risks related to loans and borrowings is presented in Note 21.

11.  Trade and other payables:

	February 28, 2013	February 29, 2012

Trade payables	$4,853,790	$2,531,416
Accrued liabilities and other payables	1,815,662	997,793
Payable to a corporation controlled by an officer and director (note 27)	256,734	189,748
Employee salaries and benefits payable	1,107,883	1,252,061
	$8,034,069	$4,971,018

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 21.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

12.  Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢ Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢ Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Distribution by way of dividend-in-kind of NeuroBioPharm warrants:

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

The class A subordinate voting shares of NeuroBioPharm were determined to have a value of $0.10 per share, as per the conversion that occurred on April 12, 2011. The series 2011-1 warrants were determined to have a value of $0.0011 per warrant, using the Black-Scholes model and using the following assumptions:

Dividend	‒
Risk-free interest	1.06%
Estimated life	1.45 years
Expected volatility	75%

(c)   Issuance of common shares:

On September 25, 2012, Neptune filed a prospectus supplement to a short-form base shelf prospectus for the distribution of 7,318,000 common shares of the Corporation at a price of US$4.10 per common share, for total gross proceeds of US$30,003,800. On October 2, 2012, the Corporation announced the closing of this public offering, resulting in a total of 8,307,762 common shares, including 989,762 common shares from the exercise of the over-allotment option by the underwriters, being issued for gross proceeds of $33,401,025.  Total issue costs related to this transaction amounted to $3,396,175.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

12.  Capital and other components of equity (continued):

(d)	Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the “2011 Private placement – US” warrants) to purchase 680,556 additional common shares.  The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date.  The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the “2011 Private placement – CA” warrants) to purchase 765,709 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.  Because the 2011 Private placement – US warrants are exercisable at a price denominated in a currency other than the Corporation’s functional currency, they were determined to be a derivative financial liability.  Total issue costs related to these transactions amounted to $942,638.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2013 and February 29, 2012:

		February 28, 2013		February 29, 2012

	Number outstanding	Amount	Number outstanding	Amount

2011 Private placement - CA	–	$–	765,709	$743,195
2011 Private placement - US	–	–	680,556	573,688
	–	$–	1,446,265	$1,316,883

	February 28, 2013	February 29, 2012

Classified as:
Equity	$–	$743,195
Liability	–	573,688
	$–	$1,316,883

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

12.  Capital and other components of equity (continued):

(e)	Warrants (continued):

The significant terms of the warrants are as follows:

	Exercise price		Expiry

2011 Private placement - CA		$2.65	November 3, 2012
2011 Private placement - US	USD	2.75	November 3, 2012

During the year ended February 28, 2013, 765,709 of the 2011 Private placement - CA warrants and 658,334 of the 2011 Private placement - US warrants were exercised. During the year ended February 28, 2013, 22,222 of the 2011 Private placement - US warrants have expired.

During the year ended February 28, 2013, the Corporation granted one three-year warrant to purchase 1,000,002 common shares of the Corporation to a consultant under a financial consulting agreement. The warrant will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. At February 28, 2013, 666,668 warrant shares had vested. The Corporation recognized a stock-based compensation expense of $739,019 during the year ended February 28, 2013, for this grant.

(f)	Subsidiary options:

		February 28, 2013		February 29, 2012

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Series 4 warrants	5,384,850	$370,735	5,775,500	$299,779
Options outstanding under stock-based compensation plan	5,216,250	2,915,611	3,347,500	919,604
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	7,027
	11,351,100	3,693,034	9,873,000	1,532,698

NeuroBioPharm Inc.
Series 2011-1 warrants	4,058,128	–	–	–
Series 2011-2 warrants	3,450,075	14,295	800,000	5,461
Series 2011-3 warrants	8,050,175	166,630	6,303,929	128,358
Options outstanding under stock-based compensation plan	461,250	13,704	496,250	10,136
	16,019,628	194,629	7,600,179	143,955

	27,370,728	$3,887,663	17,473,179	$1,676,653

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

12.  Capital and other components of equity (continued):

(f)	Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

•	NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

•	NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.

•
NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.

•	The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2014.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

(g)	Distribution of subsidiary rights as dividend:

On July 5, 2011, Neptune received from Acasti’s rights offering a total of 38,617,733 rights. Neptune transferred these rights to its own shareholders at the record date, July 5, 2011, in payment of a dividend on its common shares. The dividend declared by Neptune on its common shares was of $0.030421697 per common share and this dividend was paid by the transfer to Neptune’s shareholder at the record date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represented a value of $1,492,046.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

13.  Non-controlling interests:

(a)   Acasti:

During the year ended February 28, 2013, the Corporation’s participation in Acasti changed as follows:

(i)	Net acquisition of Acasti shares:

During the year ended February 28, 2013, the Corporation acquired on the market 208,200 shares of Acasti at an average price of $2.01 and disposed of 150,000 shares of Acasti at an average price of $2.28.

(ii)	Exercise of warrants and options:

During the year ended February 28, 2013, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 470,650 shares by Acasti and cash proceeds of $229,477.

During the year ended February 29, 2012, the Corporation’s participation in Acasti changed as follows:

(i)	Distribution of subsidiary rights as dividend:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares. Each registered holder of Class A shares received one right for each Class A share held. Ten (10) rights plus the sum of $1.25 were required to subscribe for one Class A share.

The rights were determined to have a value of $0.4250 per right, using the Black-Scholes model and using the following assumptions:

Dividend	‒
Risk-free interest	0.92%
Estimated life	2.3 months
Expected volatility	117.91%

The Corporation received from Acasti’s rights offering a total of 38,617,733 rights from this transaction.

Concurrently, Neptune transferred these rights to its own shareholders at the record date, July 5, 2011, in payment of a dividend on its common shares. The Corporation declared a dividend of $0.030421697 per common share and this dividend was paid by the transfer to Neptune’s shareholder at the record date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represents a total value of $1,492,046. Subsequent to the dividend distribution, the Corporation repurchased 15,000,000 rights, for an amount of $156,304.

On September 14, 2011, the Acasti rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the rights offering has been issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805. From this total of shares, 2,000,000 shares of Acasti were issued to the Corporation.

Share issue costs of $206,788 were charged directly to equity in connection with this offering.

(ii)	Conversion of Class B and Class C shares:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis, representing the extinguishment of a liability of $3,960,000 to the Corporation and $92,000 to another shareholder of the subsidiary.  Following this conversion, the Corporation owned 60% of Class A shares, which also reflected its participation and share of the voting interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

13.  Non-controlling interests (continued):

(a)   Acasti (continued):

(iii)	Exercise of warrants and options:

Throughout the year ended February 29, 2012, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 257,000 shares by Acasti and cash proceeds of $64,251.

(iv)	Private placement:

On February 13, 2012, Acasti issued 1,500,000 Class A shares for aggregate proceeds of $1,993,600 before issue costs of $15,000. Half of the private placement was subscribed by the Corporation, and the other by an officer of Acasti.

The officer also received 375,000 Series 6 warrants and 375,000 Series 7 warrants upon subscription, which were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

Dividend	‒
Risk-free interest	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $313,315 during the year ended February 29, 2012 for this grant.

The distribution of the shareholdings of issued and outstanding Acasti’s capital stock between the Corporation and other shareholders as at February 28, 2013 and February 29, 2012 is detailed as follows:

			February 28, 2013

	Corporation	Other shareholders	Total

Class A shares	41,427,733	31,679,805	73,107,538

Votes	57%	43%	100%

Participation	57%	43%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

13.  Non-controlling interests (continued):

(a)      Acasti (continued):

			February 29, 2012

	Corporation	Other shareholders	Total

Class A shares	41,367,733	31,269,155	72,636,888

Votes	57%	43%	100%

Participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with Acasti, pursuant to which Acasti exercised its option under an exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuation specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which will be settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the prepayment agreement.

The prepayment and the issuance of the shares of Acasti to the Corporation are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the next annual meeting of shareholders of the subsidiary. The prepayment would have the effect of increasing the Corporation’s participation in Acasti from approximately 57% to approximately 61% if the warrant were exercisable at February 28, 2013. The transaction will be accounted for when such approval is obtained.

The following summarizes the effect of changes in the Corporation’s ownership interest in Acasti:

	2013	2012

Corporation’s ownership interest at the beginning of the year	$9,614,123	$4,577,027
Effect of increase in Corporation’s ownership interest	100,595	13,009,862
Effect of decrease in Corporation’s ownership interest	–	(3,987,483)
Share of comprehensive loss	(4,140,529)	(3,985,283)
Corporation’s ownership interest at the end of the year	$5,574,189	$9,614,123

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

13.  Non-controlling interests (continued):

(b)      NeuroBioPharm:

During the year ended February 28, 2013, the Corporation’s participation in NeuroBioPharm changed as follows:

(i)	Distribution of subsidiary shares by way of dividend-in-kind:

During the year ended February 28, 2013, the Corporation distributed 2,000,000 units of NeuroBioPharm to holders of common shares of Neptune by a way of dividend-in-kind.  Each unit consisted of one Class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one Class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise.

(ii)	Exercise of warrants and options:

During the year ended February 28, 2013, various holders of NeuroBioPharm warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 1,872 shares by NeuroBioPharm and cash proceeds of $749.

The distribution of the shareholdings of issued and outstanding NeuroBioPharm’s capital stock between the Corporation and other shareholders as at February 28, 2013 and February 29, 2012 is detailed as follows:

			February 28, 2013

	Corporation	Other shareholders	Total

Class A shares	6,501,000	2,001,872	8,502,872
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,461,872	54,502,872

Votes	96%	4%	100%

Participation	76%	24%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

13.  Non-controlling interests (continued):

(b)      NeuroBioPharm (continued):

			February 29, 2012

	Corporation	Other shareholders	Total

Class A shares	8,501,000	–	8,501,000
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	54,041,000	460,000	54,501,000

Votes	99%	1%	100%

Participation	100%	–	100%

Class A shares, voting (one vote per share), participating, without par value and a discretionary dividend.

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares, subject to adjustment. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class G shares, non-voting, non-participating, without par value. Class G shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis.  Class G shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class H shares, voting (one vote per share), non-participating, without par value. Class H shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis.  Class H shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

The following summarizes the effect of changes in the Corporation’s ownership interest in NeuroBioPharm:

	2013	2012

Corporation’s ownership interest at the beginning of the year	$(13,883,895)	$(1,613,574)
Effect of increase in Corporation’s ownership interest	3,512,595	850,100
Effect of decrease in Corporation’s ownership interest	–	(11,700,000)
Share of comprehensive loss	(1,401,398)	(1,420,421)
Corporation’s ownership interest at the end of the year	$(11,772,698)	$(13,883,895)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

14.  Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at February 28, 2013, an amount of $824,464 is included in “advance payments” in the consolidated statements of financial position (2012 - $813,203).

The Corporation also entered into a collaboration agreement under which it can receive $299,860.  Under the terms of the agreement, the Corporation conducted a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. For the year ended February 28, 2013, no revenues were recognized in the consolidated statements of earnings and comprehensive loss on the basis of progress of performance of the clinical study (2012 - $13,565). As at February 28, 2013 and February 29, 2012, all amounts were received under this agreement.

15.  Plant explosion:

On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. The incident completely destroyed the Corporation’s current production plant that was in operation in Sherbrooke, but damages at the expansion facility currently under construction adjacent to the plant appear to be limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. The Corporation will recognize insurance recoveries when it has the unconditional right to receive the compensation.

The Corporation has an action plan going forward to resume operations which have been interrupted and to progressively supply customer demands in the interim. The details of the action plan may be found in the management’s discussion and analysis of the financial situation and operating results for the years ended February 28, 2013 and February 29, 2012.

The Corporation has set up a charitable fund to provide assistance to the employees and families affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

15.  Plant explosion (continued):

The estimated impairment losses and costs related to the plant explosion for the year ended are detailed as follows:

February 28, 2013

Impairment loss related to inventories destroyed	$2,257,566
Impairment loss related to property, plant and equipment destroyed	6,395,595
Site restoration costs	867,557
Contribution to victims’ fund	212,783
Other costs	357,722
$10,091,223

The costs above reflect management’s best estimates based on the information available as at the date these consolidated financial statements were authorized for issuance (May 21, 2013) and are subject to change as new developments occur in the future in connection with the Corporation’s reconstruction plans, including environmental, legal, site restoration costs, and government-related matters.

The impairment loss related to property, plant and equipment destroyed is comprised of $4,587,105 for the building and building components, $1,651,444 for the laboratory and plant equipment, and $157,046 for the furniture and office equipment and computer equipment and software. Included in the remaining $15,476,660 of property, plant and equipment presented in the consolidated statements of financial position is $12,467,559 related to the plant expansion still in construction and not subject to depreciation.

The Corporation received insurance recoveries for an amount of $6,000,000, recorded as other income, representing part of the total compensation expected to be received once the Corporation completes and settles its claims with its insurers.

16.  Personnel expenses:

	February 28, 2013	February 29, 2012

Salaries and other short-term employee benefits	$8,245,631	$8,099,623
Share-based compensation	5,739,077	2,904,058
	$13,984,708	$11,003,681

Share-based compensation does not include $1,972,433 (2012 - $545,368) of compensation to non-employee directors and consultants.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

17.  Finance income and finance costs:

(a)	Finance income:

	February 28, 2013	February 29, 2012

Change in fair value of private placement warrants	$–	$114,673
Interest income	149,150	123,858
Finance income	$149,150	$238,531

(b)	Finance costs:

	February 28, 2013	February 29, 2012

Interest charges	$(160,276)	$(379,606)
Change in fair value of private placement warrants	(239,935)	–
Finance costs	$(400,211)	$(379,606)

18.  Share-based payment:

Description of the share-based payment arrangements:

At February 28, 2013, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The Board of Directors adopted amendments to the plan on May 9, 2012. The amendments dealt with, amongst other things: (i) the conversion of the stock option plan from a ‘’fixed’’ plan to a ‘’rolling’’ plan, (ii) the clarification of the powers of the Board, (iii) the clarification of the early termination of options upon the concurrence of certain predetermined events, (iv) allowing the Board to make certain amendments to the stock option plan, (v) providing for a blackout period extension, (vi) providing for change of control and sale of the Corporation clauses and (vii) other ‘’housekeeping’’ changes. On June 21, 2012, a resolution approving the amendments was passed by a simple majority of the votes cast by shareholders present in person or by proxy at the annual shareholders meeting of the Corporation.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

		2013		2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding, beginning of year	$2.46	3,768,000	$2.27	3,871,625
Granted	3.23	5,520,000	3.05	1,575,000
Forfeited	3.13	(513,500)	2.55	(235,000)
Expired	‒	‒	2.70	(326,300)
Exercised	2.38	(659,082)	2.52	(1,117,325)
Options outstanding, end of year	$2.95	8,115,418	$2.46	3,768,000

Exercisable options, end of year	$2.65	3,549,151	$2.06	1,661,583

				2013

	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$1.00 - $2.00	0.39	713,500	713,500	$1.50
$2.01 - $3.00	1.67	4,291,500	1,965,657	2.66
$3.01 - $4.00	2.07	2,505,418	710,414	3.27
$4.01 - $5.00	2.53	605,000	159,580	4.78
	1.75	8,115,418	3,549,151	$2.65

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2013	2012

Share price	$3.06	$2.82
Dividend	0.01%	0.02%
Risk-free interest	1.15%	1.17%
Estimated life	2.71 years	2.67 years
Expected volatility	65.18%	72.52%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.15 (2012 -$1.23).  The weighted average fair value of the options granted to non-employees during the year is $1.38 (2012 - $0.98).

Stock-based compensation recognized under this plan amounted to $5,093,822 for the year ended February 28, 2013 (2012 - $1,979,901).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $3.94 (2012 - $3.56).

(b)	Acasti stock-based compensation plan:

The subsidiary, Acasti, has established a stock-based compensation plan for directors, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan. The amendments to the plan were approved by the shareholders of Acasti on June 22, 2011. The main modification to the plan consisted of an increase in the number of shares reserved for issuance of incentive stock options under the plan to 6,443,444. On June 21, 2012, Acasti’s shareholders approved the renewal of the stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Acasti’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(b)	Acasti stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

		2013		2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding, beginning of year	$1.15	3,347,500	$0.25	800,000
Granted	2.14	2,350,000	1.42	2,660,000
Exercised	1.20	(117,500)	0.25	(42,500)
Forfeited	1.80	(363,750)	1.43	(70,000)
Options outstanding, end of year	$1.55	5,216,250	$1.15	3,347,500

Options exercisable, end of year	$1.14	2,421,832	$0.69	1,172,500

				2013

	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$0.25 - $1.00	5.57	756,250	737,500	$0.25
$1.01 - $1.50	3.30	2,200,000	1,344,750	1.40
$1.51 - $2.00	1.45	100,000	100,000	1.80
$2.01 - $2.50	3.97	2,090,000	239,582	2.11
$2.51 - $3.00	2.81	70,000	‒	‒
	3.86	5,216,250	2,421,832	$1.14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.      Share-based payment (continued):

(b)	Acasti stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2013	2012

Share price	$2.13	$1.39
Dividend	‒	‒
Risk-free interest	1.32%	1.86%
Estimated life	4.04 years	4.01 years
Expected volatility	71.48%	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.14 (2012 - $0.79). The weighted average fair value of the options granted to non-employees during the year is $1.14 (2012 - $0.49).

Stock-based compensation recognized under this plan amounted to $1,996,007 for the year ended February 28, 2013 (2012 - $919,604).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.44 (2012 - $1.62).

(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

		2013			2012
	Weighted average exercise price	Number of options	Weighted average exercise price		Number of options

Options outstanding, beginning of year	$0.50	496,250	$	‒	‒
Granted	‒	‒		0.50	546,250
Forfeited	0.50	(35,000)		0.50	(50,000)
Options outstanding, end of year	$0.50	461,250		$0.50	496,250

Options exercisable, end of year	$0.50	345,942		$0.50	124,067

				2013

	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$0.50	3.24	461,250	345,942	$0.50

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year ended February 29, 2012:

2012

Share price	$0.10
Dividend	‒
Risk-free interest	2.09%
Estimated life	3.79 years
Expected volatility	75%

No options were granted during the year ended February 28, 2013. The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.02.

Stock-based compensation recognized under this plan amounted to $3,567 for the year ended February 28, 2013 (2012 - $10,136).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

		2013		2012
	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding, beginning of year	$0.33	5,715,500	$0.31	5,792,500
Forfeited	0.50	(10,000)	0.36	(27,500)
Exercised	0.31	(390,650)	0.30	(214,500)
Granted	‒	‒	1.25	165,000
Rights outstanding, end of year	$0.33	5,314,850	$0.33	5,715,500

Rights exercisable, end of year	$0.33	5,273,600	$0.29	5,013,000

				2013

	Rights outstanding		Exercisable rights
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price

$0.25 - $0.50	0.61	5,124,850	5,124,850	$0.30
$0.51 - $0.75	0.61	25,000	25,000	0.75
$1.01 - $1.25	0.61	165,000	123,750	1.25
	0.61	5,314,850	5,273,600	$0.33

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year ended February 29, 2012:

2012

Share price	$1.21
Dividend	‒
Risk-free interest	1.71%
Estimated life	2.38 years
Expected volatility	71.56%

No rights were granted during the year ended February 28, 2013. The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51.

Stock-based compensation recognized under this plan amounted to $164,330 for the year ended February 28, 2013 (2012 - $150,124).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.33 (2012 - $1.59).

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

		2013		2012
	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding, beginning of year	$0.51	7,023,427	$0.13	5,750,000
Cancelled	‒	‒	0.10	(5,000)
Series 4 exchanged	‒	‒	0.13	(5,745,000)
Series 2011-3 granted	‒	‒	0.43	6,605,149
Forfeited	0.71	(165,251)	0.40	(1,756,001)
Granted	0.75	875,000	0.67	2,174,279
Rights outstanding, end of year	$0.54	7,733,176	$0.51	7,023,427

Rights exercisable, end of year	$0.50	6,592,743	$0.45	4,622,280

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation (continued):

				2013

	Rights outstanding		Exercisable rights

Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price

$0.40 - $0.75	3.12	7,733,176	6,592,743	$0.50

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2013	2012

Share price	$0.10	$0.10
Dividend	‒	‒
Risk-free interest	1.21%	1.81%
Estimated life	2.95 years	3.09 years
Expected volatility	73.3%	75%

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2013 is $0.01 per share (2012 - $0.01). No rights were granted to non-employees during the year ended February 28, 2013.

On April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the rights over 5,745,000 Series 4 warrants held by employees for 6,605,149 rights over Series 2011-3 warrants (the replacement rights). The characteristics of the Series 2011-3 warrants are described in Note 12 (f). Because the replacement rights were determined to have a fair value lower than that of the rights exchanged, no additional charge was recognized upon modification.

Stock-based compensation recognized under this plan amounted to $47,106 for the year ended February 28, 2013 (2012 - $76,346).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation (continued):

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions. At February 28, 2013, the performance conditions had not been formally determined. Until such determination, the Corporation will remeasure to fair value those options at the end of each reporting period.

The number and weighted average exercise prices of call-options on Acasti shares are as follows:

		2013		2012
	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options
Call-options outstanding, beginning of year	$-	-	$-	-
Granted	2.75	2,345,000	-	-
Forfeited	2.75	(170,000)	-	-
Call-options outstanding, end of year	$2.75	2,175,000	$-	-

Call-options exercisable, end of year	$-	-	$-	-

				2013

	Call-options outstanding		Exercisable call-options
Exercise price	Weighted remaining contractual life outstanding	Number of call-options outstanding	Weighted number of call-options exercisable	Weighted average exercise price

$2.75	2.13	2,175,000	‒	$ ‒

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the year ended February 28, 2013:

2013

Share price	$2.69
Dividend	‒
Risk-free interest	1.13%
Estimated life	2.89 years
Expected volatility	82.25%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is $1.39.

Stock-based compensation recognized under this plan amounted to $404,783 for the year ended February 28, 2013.

The number and weighted average exercise prices of call-options on NeuroBioPharm shares are as follows:

		2013		2012
	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options
Call-options outstanding, beginning of year	$-	-	$-	-
Granted	0.75	2,500,000	-	-
Forfeited	0.75	(250,000)	-	-
Call-options outstanding, end of year	$0.75	2,250,000	$-	-

Call-options exercisable, end of year	$-	-	$-	-

				2013

	Call-options outstanding		Exercisable call-options
Exercise price	Weighted remaining contractual life outstanding	Number of call-options outstanding	Weighted number of call-options exercisable	Weighted average exercise price

$0.75	2.03	2,250,000	‒	$ ‒

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the year ended February 28, 2013:

2013

Share price	$0.10
Dividend	-
Risk-free interest	1.12%
Estimated life	2.89 years
Expected volatility	64.71%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

18.  Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is negligible.

Stock-based compensation recognized under this plan amounted to $1,895 for the year ended February 28, 2013.

(e)	Equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

19.  Earnings (loss) per share:

The calculation of basic loss per share at February 28, 2013 was based on the net loss attributable to owners of the Corporation of $16,770,358 (2012 - $1,928,079), and a weighted average number of common shares outstanding of 54,071,185 (2012 – 48,205,451).

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

20.  Income taxes:

Deferred tax expense:

	2013	2012

Origination and reversal of temporary differences	$5,140,189	$1,120,000
Change in unrecognized deductible temporary differences	(4,140,189)	(2,120,000)
Deferred tax expense (recovery)	$1,000,000	$(1,000,000)

Reconciliation of effective tax rate:

	2013	2012

Loss before income taxes	$(18,962,466)	$(5,592,683)

Income tax at the combined Canadian statutory rate	$(5,100,903)	$(1,574,340)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	4,140,189	(80,314)
Non-deductible stock-based compensation	2,074,396	971,013
Permanent differences and other	(113,682)	(316,359)
Total tax expense (recovery)	$1,000,000	$(1,000,000)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

20.  Income taxes (continued):

The applicable statutory tax rates are 26.9% in 2013 and 28.15% in 2012. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2013.

Recognized deferred tax assets and liabilities:

At February 28, 2013 and February 29, 2012, deferred tax assets and liabilities are attributable to the following:

			2013			2012
	Assets	Liabilities	Net	Assets	Liabilities	Net

Tax losses carried forward	$1,614,000	$–	$1,614,000	$1,000,000	$–	$1,000,000
Insurance recovery	–	(1,614,000)	(1,614,000)	–	–	–
Tax assets (liabilities)	1,614,000	(1,614,000)	–	1,000,000	–	1,000,000

Set off tax	(1,614,000)	1,614,000	–	–	–	–
Net tax assets (liabilities)	$–	$–	$–	$1,000,000	$–	$1,000,000

As a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the deferred tax asset in the amount of $1,000,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

Unrecognized deferred tax assets:

At February 28, 2013 and February 29, 2012, deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

	2013	2012

Tax losses carried forward	$2,961,000	$2,296,000
Research and development expenses	3,307,000	1,465,000
Property, plant and equipment and intangible assets	2,659,000	822,000
Other deductible temporary difference	949,000	239,000
Unrecognized deferred tax assets	$9,876,000	$4,822,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

20.  Income taxes (continued):

As at February 28, 2013, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income were as follows:

	Federal	Provincial

Tax losses carried forward
2032	$3,747,000	$2,942,000
2033	7,617,000	7,617,000
	$11,364,000	$10,559,000

Research and development expenses, without time limitation	$10,295,000	$15,696,000

Other deductible temporary differences, without time limitation	$13,288,000	$13,563,000

21.  Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2013, the Corporation had twenty-five trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 88% (five customers represented 73% as at February 29, 2012) of total trade accounts included in trade and other receivables as at February 28, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

21.      Financial instruments (continued):

(a)	Credit risk (continued):

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013 and February 29, 2012 were as follows:

	February 28, 2013	February 29, 2012

Current	$1,952,615	$3,950,674
Past due 0-30 days	2,737,217	234,277
Past due 31-120 days	298,519	2,052,621
Past due 121-180 days	877,234	892,598
Trade receivables	5,865,585	7,130,170

Less allowance for doubtful accounts	(325,853)	(84,724)
	$5,539,732	$7,045,446

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

21.  Financial instruments (continued):

(a)	Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 28, 2013	February 29, 2012
Balance, beginning of year	$84,724	$499,290
Bad debt expenses	241,697	192,570
Write-off against reserve	(568)	(607,136)
Balance, end of year	$325,853	$84,724

(b)	Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 86% of the Corporation’s revenues are in US dollars, and 6% are in euros. A small portion of the purchases, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		February 28, 2013

	US$	EURO
Cash	6,249,622	469,913
Trade and other receivables	4,452,680	248,489
Trade and other payables	(3,277,064)	(103,021)
Advance payments	-	(554,895)
	7,425,238	60,486

		February 29, 2012

	US$	EURO
Cash	1,632,606	1,128,862
Trade and other receivables	4,843,907	2,031,370
Trade and other payables	(765,323)	(71,056)
Advance payments	-	(543,634)
	5,711,190	2,545,542

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

21.  Financial instruments (continued):

(b)	Foreign exchange risk (continued):

The following exchange rates are those applicable to the following periods and dates:

		February 28, 2013		February 29, 2012
	Average	Reporting	Average	Reporting
US$ per CAD	1.0098	1.0314	0.9970	0.9895
EURO per CAD	1.3476	1.3452	1.3194	1.3179

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and euro would have increased the net profit as follows, assuming that all other variables remained constant:

		February 28, 2013		February 29, 2012

	US$	EURO	US$	EURO
Increase in net profit	371,263	3,023	285,560	127,277

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2013 and February 29, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

21.  Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at the following dates is as follows:

February 28, 2013

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Long-term debt	Fixed interest rates

February 29, 2012
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2013 would have decreased consolidated net income by $16,500, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

21.  Financial instruments (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2013 and February 29, 2012:

					February 28, 2013
Required payments per year (in thousands of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$8,034	$8,034	$8,034	$-	$-
Loans and borrowings	1,871	3,045	5	914	2,126
Research and development contracts	-	2,010	2,010	-	-
Lease and other contracts	-	4,216	1,029	1,711	1,476
	$9,905	$17,305	$11,078	$2,625	$3,602

Derivatives over the Corporation’s own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $554,895 of advance payments at February 28, 2013 may be refundable in the next year if the Corporation fails to meet certain development milestones.

					February 29, 2012
Required payments per year (in thousands of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$4,971	$4,971	$4,971	$-	$-
Loans and borrowings	5,754	5,754	2,909	2,845	-
Research and development contracts	-	2,653	1,593	1,060	-
Lease contracts	-	3,472	287	1,414	1,771
	$10,725	$16,850	$9,760	$5,319	$1,771

(e)	Short-term investments:

As at February 28, 2013, short-term investments include four investments totaling $13,720,719 with maturity dates from May 8, 2013 to January 25, 2014, bearing an interest rate from 1.12% to 2.16% per annum, cashable at any time at the discretion of the Corporation under certain conditions.

As at February 29, 2012, short-term investments include five investments totaling $10,687,020 with maturity dates from May 19, 2012 to December 20, 2012, bearing an interest rate from 0.84% to 2.2% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $2,024,290 corresponds to one investment with a maturity date of May 19, 2013, bearing an interest rate of 2.16% per annum or cashable at the Corporation’s option on May 19, 2012, bearing an interest rate of 1.55% per annum. As the Corporation’s intention is to cash this investment at the option date, interest was calculated with an interest rate of 1.55% per annum, and the presentation is short-term.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

22.  Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022.

During the year ended February 28, 2013, an amount of $329,353 was recognized as an expense in respect of operating leases which is included in general and administrative expenses (2012 - $217,028). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $52,350 and $46,100, respectively (2012 - $27,500 and $22,000, respectively).

Minimum lease payments for the next five years are $387,825 in 2014, $357,693 in 2015, $357,693 in 2016, $357,693 in 2017 and $321,980 in 2018.

23.  Commitments and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set.  No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages.  No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages.  No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

23.  Commitments and contingencies (continued):

(a)	Contingencies (continued):

(iv)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The case is currently pending and no trial dates have been set.

(v)
On December 20, 2012, the Corporation received information that it and certain of its officers had been named as defendants in a purported class action lawsuit filed by a US law firm on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charges the Corporation and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint has been filed on behalf of all persons or entities who purchased the common stock of the Corporation during a specified period. The Corporation believes that the claim is completely without merit and that it has substantial and meritorious legal and factual defenses, which Neptune intends to pursue vigorously. An amended complaint should be served shortly on the Defendants, and thereafter, the Corporation will be in a position to prepare and submit to the Court its documents. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter. On May 9, 2013, the parties signed a stipulation of voluntary dismissal, with all the parties bearing their own costs. The stipulation of voluntary dismissal was filed with the Court on May 13, 2013, and the matter is now closed. The Corporation has not paid any money to the plaintiffs as settlement and/or compensation.

(vi)
On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia.

(vii)	On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013 and a trial date should be set within the next 9 to 12 months.

(viii)
The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

(ix)	At February 28, 2013, the Corporation had $120,000 of outstanding letters of guarantee and US $41,500 of outstanding documentary credit.

(b)	Commitments:

(i)
In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

23.  Commitments and contingencies (continued):

(b)	Commitments (continued):

(ii)
In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $30,000,000 following the November 8, 2012 incident.  It is expected to be funded primarily by a Federal and Provincial government grant and interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

(iii)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $4,168,000, of which an amount of $2,367,000 has been paid to date. As at February 28, 2013, an amount of $66,000 is included in “Trade and other payables” in relation to these projects.

24.  Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the May 3, 2011 private placement warrant USD using level 2 methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans approximates the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates.  The fair value of these loans approximates the carrying amounts.

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

24.  Determination of fair values (continued):

Derivatives over equity:

The fair value of derivatives over the Corporation’s equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

As the 2011 private placement warrant – USD expired on November 3, 2012, the fair value was determined at intrinsic value before expiration.

February 29, 2012

Instrument	May 3, 2011 Private placement warrant - USD
Valuation model	Black & Scholes
Dividend yield	-
Volatility	64.42%
Estimate life	0.67 year
Risk-free rate	0.18%

Included in finance income or finance costs, is the change in fair value (gains) of these derivatives over equity:

	2013	2012
Private placement warrants - USD	$239,935	$(114,673)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

25.  Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.  The Corporation was subject to certain financial covenants under its mortgage loan. At February 29, 2012, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders’ equity, loans and borrowings and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation’s policy is to maintain a minimal level of debt. The Corporation has an authorized operating line of credit of $1,570,000, of which an amount of $1,570,000 was available as at February 28, 2013.

As at February 28, 2013, cash amounted to $14,902,459, short-term investments amounted to $13,720,719 and tax credit receivable amounted to $442,221 for a total of $29,065,399.

26.  Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

26.  Operating segments (continued):

(a)	Information about reportable segments:

Year ended February 28, 2013:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$25,180,416	$683,196	$-	$-	$25,863,612
Revenue from internal sales or internal research contracts	804,150	41,000	-	(845,150)	-
Insurance recoveries	6,000,000	-	-	-	6,000,000
Depreciation and amortization	(605,310)	(665,031)	(325,300)	982,444	(613,197)
Stock-based compensation	(5,327,971)	(1,917,219)	(466,320)	-	(7,711,510)
Plant explosion	(10,091,223)	-	-	-	(10,091,223)
Finance income	154,057	47,241	352	(52,500)	149,150
Finance costs	(397,526)	(2,685)	(52,500)	52,500	(400,211)
Income taxes	(1,000,000)	-	-	-	(1,000,000)
Reportable segment loss	(12,038,348)	(6,892,360)	(2,014,202)	982,444	(19,962,466)
Reportable segment assets	77,753,792	12,170,048	4,162,590	(26,593,629)	67,492,801
Reportable segment liabilities	9,926,546	2,446,372	19,593,618	(21,211,767)	10,754,769

Year ended February 29, 2012:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$19,113,383	$10,415	$-	$-	$19,123,798
Revenue from internal sales or internal research contracts	603,524	115,966	-	(719,490)	-
Depreciation and amortization	(753,236)	(667,889)	(325,300)	982,444	(763,981)
Stock-based compensation	(1,797,637)	(1,320,571)	(331,218)	-	(3,449,426)
Finance income	195,388	43,143	-	-	238,531
Finance costs	(370,644)	(8,962)	-	-	(379,606)
Income taxes	1,000,000	-	-	-	1,000,000
Reportable segment profit (loss)	2,655,568	(6,500,933)	(1,729,762)	982,444	(4,592,683)
Reportable segment assets	48,140,144	15,728,860	4,554,821	(23,687,744)	44,736,081
Reportable segment liabilities	11,088,150	1,259,518	18,416,841	(18,652,430)	12,112,079

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

26.  Operating segments (continued):

(a)	Information about reportable segments (continued):

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shares resources of the group or receive financing from the nutraceutical segment.

(b)	Geographic information:

Most of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence:

	2013	2012
Canada	$3,112,420	$2,216,649
United States	8,721,451	7,828,334
France	877,299	1,290,023
Belgium	622,367	3,152,116
Australia	3,947,635	4,326,931
Japan	8,202,421	-
Other countries	380,019	309,745
	$25,863,612	$19,123,798

There are no individual countries within other countries that accounted for more than 10% of revenue for the years ended February 28, 2013 and February 29, 2012.

(c)	Information about major customers:

During the year ended February 28, 2013, the Corporation realized sales from the nutraceutical segment amounting to $12,059,685 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 31.7% and 14.9% of consolidated sales.

During the year ended February 29, 2012, the Corporation realized sales from the nutraceutical segment amounting to $6,414,659 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 20.8% and 12.8% of consolidated sales.

27.  Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 28, 2013, total royalties included in operating expenses amounted to $268,046 (2012 - $192,540). As at February 28, 2013, the amount due to this corporation under this agreement amounts to $256,734 (2012 - $189,748). This amount is presented in the consolidated statements of financial position under ''Accounts payable and accrued liabilities''.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2013 and February 29, 2012

27.  Related parties (continued):

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the year ended:

	2013	2012
Short-term employee benefits	$2,253,740	$2,001,439
Share-based compensation costs	3,115,849	1,580,439
	$5,369,589	$3,581,878

28.  Subsequent events:

(a)	Claims – Patents:

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

(b)	Sub-contractor suit:

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.